

June 20, 2019

Matthew Prince
Chief Executive Officer
Cloudflare, Inc.
101 Townsend Street
San Francisco, CA 94107

> **Re: Cloudflare, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted May 24, 2019**
> **CIK: 0001477333**

Dear Mr. Prince:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary
Overview, page 1

1. For context, please disclose the percentage of the top million, 100,000 and 10,000 websites that use at least one paid product on your platform or advise.

Risk Factors
Risks Related to Ownership of Our Class A Common Stock
Delaware law and provisions in our amended and restated certificate of incorporation…, page 60

2. Please briefly describe the types of amendments that will require the approval of two-thirds of the combined vote of your outstanding Class A and Class B common stock.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Our Business Model, page 75

3.   Please define enterprise customers.

4.   In your discussion on page 79 of "new customer acquisition" as part of your "efficient go-to-market model," you disclose the number of customers with Annualized Billings of greater than $100,000 as of the end of each period. Please explain how this metric helps to illustrate your new customer acquisitions. In this regard, clarify if the growth in the number of these customers is due to the acquisition of new customers or from existing customers that have expanded their annualized billings.

Key Business Metrics
Dollar-Based Net Retention Rate, page 82

5.   You state that you have maintained a dollar-based net retention rate above 100% in each of the trailing seven quarters for the period ended December 31, 2018. Please provide the actual rates for each period presented. To the extent there are variances between the rates, revise to address any known underlying material trends.

6.   Your Dollar-Based Net Expansion Rate (DBNER) measures the expansion of usage among continuing customers but does not account for the decrease in the revenue attributable to former customers. To help us better understand your metric, please tell us how you measure retention of your customers. To the extent that it is material to an understanding of your customer count and the DBNER, please disclose and provide a discussion of your retention or attrition rate of customers.

Business
Why We Win, page 112

7.   We note that you achieved an average Net Promoter Score of 68 across your paying customers in the fourth quarter of 2018. Please briefly describe the method by which this score is calculated and how it correlates to your revenue growth or why it is otherwise significant to your business.

Consolidated Statements of Cash Flows
Supplemental Disclosure of Non-cash Investing and Financing Activities, page F-7

8.   Your schedule of non-cash investing and financing activities includes the net change in accounts payable and accrued expenses related to property and equipment additions. Please confirm that this is the amount of the liability incurred for assets acquired during the reporting periods that remains unpaid as of the end of each of the reporting periods. Refer to ASC 230-10-50-3.

Notes to Consolidated Financial Statements
Note 2. Basis of Presentation and Summary of Significant Accounting Policies
Revenue Recognition, page F-10

9.   In your discussion of the step to determine the transaction price, you indicate that usage-based variable consideration is recognized in the period it is incurred. Please ensure you address usage-based fees throughout your revenue recognition policy. For example, explain the basis for your accounting for usage-based variable consideration in your discussion of subscription and support revenue and variable consideration on page F-11.

Subscription and Support Revenue, page F-11

10.   You state that arrangements with customers *generally* do not provide the customer with the right to take possession of your software at any time. Please describe your accounting policy for those other arrangements with customers that do provide the customer with the right to take possession of your software.

Nonmonetary Transactions, page F-13

11.   We note that your nonmonetary transactions are recorded at the estimated fair value of the services received from or provided to the counterparty, whichever is more clearly evident. Tell us how this accounting policy complies with the guidance ASC 606-10-32-21 and 32-22.

General

12.   You state on page 28 of the registration statement that you self-disclosed to OFAC noncompliance with economic and trade sanctions programs related to entities identified in OFAC's counter-terrorism sanctions or affiliated with governments subject to comprehensive U.S. sanctions. Iran, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls.

Please describe to us the nature and extent of any past, current, and anticipated contacts with Iran, Sudan and Syria, including contacts with their governments, whether through subsidiaries, affiliates, partners, resellers, customers, joint ventures or other direct or indirect arrangements. To the extent Cloudflare has self-reported to OFAC possible violations of Iran, Sudan or Syria economic sanctions, please describe the transactions to us and tell us the maximum dollar amount of the potential related penalties.

13.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

14.   Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

15.   Please disclose the source of the following assertions in your prospectus:

- you are leading the transition at the network layer to the cloud (pages 1, 3, 102 and 106); and
- you have a leading cryptography research team (page 124).

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Barbara C. Jacobs, Assistant Director, at (202) 551-3735 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services

cc: Bryan King